MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in United States dollars, unless otherwise indicated)

THREE MONTH PERIOD ENDED MARCH 31, 2008

This Management Discussion and Analysis (“MD&A”) of Lundin Mining Corporation (“Lundin Mining” or the “Company”) has been prepared as of May 14, 2008. The MD&A is intended to supplement and complement the accompanying unaudited interim consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2008 and should also be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2007.

Please also refer to the cautionary statement of forward-looking in formation at the end of this MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com. All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and all dollar amounts, including comparatives, are expressed in US dollars unless otherwise indicated.

Overview

Lundin Mining is a Canadian-based international mining company that owns and operates the Neves-Corvo copper/zinc mine and the Aljustrel zinc mine in Portugal, the Zinkgruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead mine in Ireland and the Aguablanca nickel/copper mine in Spain. Additionally, the Company owns the Storliden copper/zinc mine in Sweden, which is operated by Boliden AB. The Company also holds a 24.75% equity interest in the Tenke Fungurume Project, a major copper-cobalt project under development in the Democratic Republic of Congo (“DRC”) and a 49% interest in the Ozernoe zinc project in eastern Russia.

Recent Developments and Highlights

Phil Wright appointed President and CEO of Lundin Mining Corporation

On January 16, 2008, Mr. Phil Wright was appointed President and Chief Executive Officer of Lundin Mining Corporation and joined the Board of Directors of the Company. Mr. Wright is an experienced Chief Executive with expertise in operations, large-scale feasibility studies and project management. He has post-graduate finance qualifications, is a graduate of Harvard’s School of Business (PMD) and is a Fellow of the Australian Institute of Company Directors and the Financial Services Institute of Australasia.

Developments in the Tenke Fungurume Copper Project

Under the direction of operating partner, Freeport McMoRan Copper and Gold Inc. (“Freeport”), construction progress advanced during the first quarter 2008 for the Tenke Fungurume copper-cobalt deposit in southern Katanga Province, DRC. The first phase of production facilities is designed to produce 115,000 tonnes of copper cathode per year and a minimum 8,000 tonnes of cobalt in hydroxide and cathode metal per year.

As previously announced on April 23, 2008, Freeport advised the Company of further capital cost increases on the Tenke Project. Capital cost estimates for the project were estimated in October 2007 to be $900 million ($1 billion including advances to a third party for the refurbishment of provincial power facilities). A recent capital cost review prepared in April 2008 indicates estimated capital costs of approximately $1.75 billion (approximately $1.9 billion including loans to a third party for power development). These estimates include substantial amounts for infrastructure to support a larger scale operation than the initial phase of the project.

On February 19, 2008, the Company received a copy of a letter from the Ministry of Mines, Government of the Democratic Republic of Congo (“the Government”) pertaining to the review of mining contracts in the country. The letter was addressed to Tenke Fungurume Mining S.A.R.L. (“TFM”), the entity which is developing the mine and in which the Company has an equity investment of 24.75%.

In the letter, the Ministry of Mines requests that further discussions take place regarding the TFM mining partnership with Gecamines, the DRC state-owned mining company. Discussions have been requested in respect of such matters as the quantum of transfer payments; Gecamines percentage share ownership in TFM; Gecamines involvement in the management of TFM; regularization of certain issues under Congolese law; and the implementation of social plans.

The Company believes that its agreements with Freeport and TFM’s agreements with the Government are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code. An appropriate response has been made to the Ministry of Mines.

Updated Mineral Reserves and Resources

On March 28, 2008, the Company announced its updated Mineral Reserve and Resource estimate at December 31, 2007. The 2007 Reserve and Resource estimate represents a significant increase over 2006 resulting from: exploration success in expanding reserves and replacing production; a reassessment of cut-off grades; and the acquisition of Rio Narcea which added nickel to the Company’s portfolio.

For further information on the Company’s Mineral Reserves and Resources, see the March 28, 2008 news release or the Company’s web site: www.lundinmining.com.

Plant Expansion at Neves-Corvo

On May 5, 2008, the Company announced the construction of an additional circuit within the existing copper plant at the Neves-Corvo mine in Portugal to recover copper and zinc currently lost to tailings. The new circuit will facilitate recovery of a proportion of the zinc and copper bearing minerals from the tailings stream as well as provide overall improved management of the mainstream concentrate. Over the life of the mine this project is expected to produce 9,500 tonnes of payable copper, 29,000 tonnes of payable zinc and 370,000 ounces of payable silver.

For further information on the Company’s new zinc circuit at the Neves-Corvo mine, see the May 5, 2008 news release or the Company’s web site: www.lundinmining.com.

Selected Quarterly Financial Information

	Three Months Ended
($000's, except per
share data)	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07	31-Dec-06	30-Sep-06	30-Jun-06
Sales	$305,732	$253,110	$292,757	$319,935	$193,920	$236,072	$98,941	$112,918
Impairment charges	-	(543,101)	-	-	-	-	-	-
Net earnings (loss) for the period	78,817	(436,605)	76,591	153,777	52,080	62,189	30,737	37,161
Earnings (loss) per share, basic (i)	0.20	(1.11)	0.20	0.54	0.18	0.27	0.25	0.30
Earnings (loss) per share, diluted (i)	$0.20	$(1.11)	$0.20	$0.54	$0.18	$0.27	$0.25	$0.30

(i)

The earnings (loss) per share are determined separately for each quarter. As a result of using different weighted average number of shares outstanding the sum of the quarterly amounts may differ from the year to date amount, as disclosed in previously filed interim consolidated financial statements. Earnings per share have been calculated to give effect to the three-for-one stock split on February 5, 2007 from the beginning of the first period presented.

Summary of Operations

Metal Produced - Own Production*
		Three months ended March 31,
		2008	2007	Change
Copper	Neves-Corvo	22,712	23,405	-3%
(tonnes)	Storliden	680	1,198	-43%
	Aguablanca*	1,548	-
	Total	24,940	24,603	1%

Zinc	Neves-Corvo	5,792	6,193	-6%
(tonnes)	Zinkgruvan	18,199	17,162	6%
	Storliden	2,377	4,578	-48%
	Galmoy	13,694	9,961	37%
	Aljustrel	2,957	-
	Total	43,019	37,894	14%

Lead	Zinkgruvan	8,782	8,643	2%
(tonnes)	Galmoy	3,795	2,404	58%
	Total	12,577	11,047	14%

Nickel	Aguablanca*	1,848	-
(tonnes)	Total	1,848	-

Silver	Neves-Corvo	242,737	222,792	9%
(ounces)	Zinkgruvan	415,672	439,014	-5%
	Galmoy	59,106	19,022	211%
	Total	717,515	680,828	5%

* Pre-acquisition production from Aguablanca during the quarter ended March 31, 2007 for copper and nickel was 1,645 tonnes and 1,631 tonnes, respectively.

Metal Sold and Payable
		Three months ended March 31,
		2008	2007	Change
Copper	Neves-Corvo	17,506	18,899	-7%
(tonnes)	Storliden	656	1,049	-37%
	Aguablanca	1,269	-
	Total	19,431	19,948	-3%

Zinc	Neves-Corvo	4,005	4,664	-14%
(tonnes)	Zinkgruvan	16,832	13,870	21%
	Storliden	2,020	3,892	-48%
	Galmoy	11,411	7,744	47%
	Total	34,268	30,170	14%

Lead	Zinkgruvan	6,646	10,960	-39%
(tonnes)	Galmoy	2,997	1,411	112%
	Total	9,643	12,371	-22%

Nickel	Aguablanca	1,603	-
(tonnes)	Total	1,603	-

Silver	Neves-Corvo	96,991	124,705	-22%
(ounces)	Zinkgruvan	314,702	603,380	-48%
	Galmoy	38,040	5,213	630%
	Total	449,733	733,298	-39%

Results of Operations

Sales

Total sales increased $111.8 million in the first quarter of 2008 to $305.7 million compared with $193.9 million for the same period in 2007. This increase was due in part to the $51.3 million in revenue added from the acquisition of Rio Narcea’s Aguablanca mine during the third quarter of 2007. Also contributing to the increase were strong realized metal prices for copper and lead combined with a return to normalized production levels at Galmoy in the current year. Offsetting these increases were a reduction in zinc sales due to a 30% reduction in the average price when compared to the same period a year earlier.

Mining Operations

Cost of mining operations increased $37.0 million in the first quarter to $105.0 million compared with $68.0 million for the same period in 2007. Driving the increase was the additional mining costs related to the Aguablanca mine acquired in the third quarter of 2007 and the strengthening of the Euro and Swedish Kronor vis-à-vis the US dollar.

Accretion of Asset Retirement Obligations and Other

During the first quarter of 2008 accretion of asset retirement obligation and provision for severance on mine closure totaled $2.4 million compared to $1.1 million for the same period in 2007. Increased accretion expenses were driven both the strengthening of the Euro and Swedish Kronor, higher accretion charges at Aljustrel and higher mine closure provisions at the Company’s various operations.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased $18.1 million to $52.9 million for the first quarter of 2008 compared with $34.8 million for the same period in 2007. This increase was due primarily to depreciation at the Aguablanca mine, which contributed $17.8 million to the overall increase in the current period.

General Exploration and Project Investigation

General exploration and project investigation costs increased $4.9 million to $10.1 million in the first quarter of 2008 compared with $5.2 million during the same period in 2007. A significant portion of the increase relates to the increased activities in Portugal and the addition of the Rio Narcea exploration costs in Spain.

Exploration and project investigation costs broken down by country are as follows: Portugal - $4.9 million, Sweden - $2.8 million, Ireland - $1.3 million and Spain - $1.1 million.

Selling, General and Administration

Selling, general and administration costs were $11.1 million in the first quarter 2008 compared with $5.4 million during the same period in 2007. This increase was due primarily to severance costs, higher audit and SOX related costs and the costs of maintaining the U.K. operations office that opened in the latter part of 2007.

The Company had previously announced that several of its offices will be closed during 2008. It is expected that closure costs and other re-organisation costs may amount to $20 million and will be weighted towards the second half of 2008. Costs incurred in the quarter in respect of this, and included in selling, general and administration costs, amount to $3.4 million.

Stock Based Compensation

Stock based compensation costs were $4.2 million in the first quarter 2008 compared with $1.5 million in the same period in 2007. The increase relates to the amortization of a comprehensive option grant in the third quarter 2007 combined with executive and senior management level options granted during the current quarter.

Foreign Exchange Losses

Foreign exchange losses increased in the first quarter of 2007 to $6.2 million compared with a loss of $2.7 million for the same period in 2007. The increase in foreign exchange losses was due primarily to a weakening US dollar by 15% against the Euro and 11% against the Swedish Krona.

Losses on Derivative Instruments

Losses on derivative instruments are comprised of realized and unrealized gains and losses from marking-to-market the Company’s outstanding metal forward sales and metal options contracts. The net loss on derivative contracts during the first quarter of 2008 was $3.6 million compared with a net loss of $5.5 million for the same period in 2007. The Company continues to unwind its current hedge profile, with the current quarter losses driven primarily by higher lead prices.

Current Income Taxes

Current income taxes increased $13.5 million to $30.2 million in the first quarter of 2008 compared with $16.7 million during the same period in 2007. The increase is related to higher operating profit at the Neves-Corvo operations.

Operations

Note: All comments compare the three months ended March 31, 2008 to the corresponding three months in 2007, unless otherwise stated.

Zinkgruvan Mine

	Three months ended March 31,
(100% OF PRODUCTION)	2008	2007	Change
Ore mined (tonnes)	243,640	224,696	8%
Ore milled (tonnes)	227,647	235,390	-3%
Grades per tonne
Zinc (%)	8.5	7.7	10%
Lead (%)	4.5	4.2	7%
Recovery
Zinc (%)	94	94	0%
Lead (%)	86	88	-2%
Concentrate grade
Zinc (%)	53.0	53.0	0%
Lead (%)	77.2	77.1	0%
Production (metal contained)
Zinc (tonnes)	18,199	17,162	6%
Lead (tonnes)	8,782	8,643	2%
Silver (oz)	415,672	439,014	-5%
Sales ($000's)	$48,633	$49,476	-2%
*Cash cost per pound	$0.18	$0.23	-22%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

The 10% increase in zinc ore head grade is largely due to the stoping sequence planned during this quarter which accessed high grade areas in the Burkland ore body as well as the Nygruvan 260 stope.

The variance of ore mined and milled reflects the replacement of bearings of the autogenous mill this quarter which detracted 50 hours from planned available operating time. The relative drop in lead recovery was essentially caused by an increase in the pyrhotite content in the ore which detrimentally impacted on the separation process between the zinc and the lead.

Health, Safety & Environment

When compared with the first quarter of 2007, the lost time frequency index (LTFI*) dropped by 76% to 1.17. More focus and rigor has been applied to risk assessments and planned inspections.

Cash Costs

Unit cash costs for this quarter declined 22% to $0.18 per pound, due mainly to higher lead by-product credits as average lead prices increased 62% quarter over quarter.

Projects

The copper project (ref. news release of October 5, 2007) is on schedule and within the approved budget of €37 million. In US dollars, the project is presently projected to be US$6.6 million or 18% over budget owing to exchange rate fluctuation.

Mine Geology & Resource Exploration

A total of 4,929 meters has been drilled this quarter on the main license compared to 3,375 meters during the first quarter of 2007. A greater focus has been given to improve our knowledge of the copper resource.

_________________________
* LTFI is calculated on the basis of number of lost time injuries per 200,000 hours worked

Neves-Corvo Mine

	Three months ended March 31,
(100% OF PRODUCTION)	2008	2007	Change
Ore mined, copper (tonnes)	569,563	553,396	3%
Ore mined, zinc (tonnes)	127,321	94,200	35%
Ore milled, copper (tonnes)	595,310	538,957	10%
Ore milled, zinc (tonnes)	114,896	86,966	32%
Grade per tonne
Copper (%)	4.4	5.0	-12%
Zinc (%)	6.6	8.8	-25%
Recovery
Copper (%)	86	87	-1%
Zinc (%)	77	81	-5%
Concentrate grade
Copper (%)	23.8	23.2	3%
Zinc (%)	48.8	49.2	-1%
Production (metal contained)
Copper (tonnes)	22,712	23,405	-3%
Zinc (tonnes)	5,792	6,193	-6%
Silver (ounces)	242,737	222,792	9%
Sales ($000's)	$169,162	$111,507	52%
*Cash cost per pound	$1.02	$0.65	57%

*Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

Higher mill throughput was insufficient to compensate for lower copper and zinc ore grades as well as lower recovery efficiencies, resulting in a drop in copper and zinc metal contained in concentrates production of 3% and 6%, respectively.

Copper grades were lower this year but are in accordance with the annual mine plan. A slight increase in copper ore grades are expected in the second quarter. Overall zinc ore head grades were lower during this quarter with the majority of ore extracted from the drift and fill areas of Neves South which is lower in zinc grade. The zinc ore grades are expected to increase in the later part of the second quarter as new mini bench areas are brought into production in Lower Corvo and Zambujal.

Overall metal recoveries to concentrate were also lower this year. For the copper ores, higher levels of deleterious elements (principally zinc and mercury) detrimentally affected recoveries. The reduction in zinc recovery from 81% to 77%, quarter on quarter, is a direct consequence of the zinc ore grade being 25% lower at 6.6% zinc this quarter.

Health, Safety & Environment

The LTFI improved by 50% to 0.5 this quarter compared with the first quarter in 2007.

Cash Costs

Unit costs reflect a 57% increase in the operating production cost per pound. This is a consequence of a 15% devaluation of the US dollar against the Euro, lower credits from by-products, lower grades and increased prices for consumable items (cement, steel, diesel). By-product credits were lower as zinc sales were down 14% and unsold inventories were higher due to shipment scheduling.

Projects

During the quarter, a new project for recovering zinc and copper metal from the current copper plant tailing was approved by the Board. The project is scheduled for commissioning during the second half of 2009 and is expected to increase total copper recovered to concentrate by 1.5% while also recovering 23% of the zinc contained in the copper ore to a zinc concentrate of 48% zinc grade.

The Lombador project study program is generally progressing as planned. A pre-feasibility study will now be submitted to the Board prior to awarding the contract for the preparation of a feasibility study to confirm the selected options. Condemnation drilling has been successfully completed for the preferred shaft location and the Geotechnical Drilling programme is underway.

On May 5, 2008, the Company announced the construction of an additional circuit within the existing copper plant at the Neves-Corvo mine in Portugal to recover copper and zinc currently lost to tailings. The new circuit will facilitate recovery of a proportion of the zinc and copper bearing minerals from the tailings stream as well as provide overall improved management of the mainstream concentrate. Over the life of the mine this project is expected to produce 9,500 tonnes of payable copper, 29,000 tonnes of payable zinc and 370,000 ounces of payable silver.

Mine Geology & Resource Exploration

Drilling on the mine lease has been focused on the northern portion of a zinc-copper mineralized zone and on the projected Lombador Shaft 1 location. Total definition drilling meterage achieved during the quarter amounted to 12,159 metres of surface drilling combined with an additional 3,900 metres of in-mine underground drilling. A number of intersections of mineralized zones await assay results.

Aguablanca Mine

	Three months ended March 31,
(100% OF PRODUCTION)	2008	2007	Change
Ore mined (tonnes)	407,229	427,401	-5%
Ore milled (tonnes)	405,373	406,749	0%
Grades per tonne
Nickel (%)	0.6	0.5	4%
Copper (%)	0.4	0.5	-7%
Recovery
Nickel (%)	81	74	9%
Copper (%)	93	91	2%
Concentrate grade
Nickel (%)	7.0	7.3	-3%
Copper (%)	5.9	7.3	-19%
Production (metal contained)
Nickel (tonnes)	1,848	1,631	13%
Copper (tonnes)	1,548	1,645	-6%
Sales ($000's)	$51,303	$62,661	-18%
Cash cost per pound*	$7.53	$9.13	-18%

*Cash cost per pound of payable nickel sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

The 2007 production sales revenue is shown for comparative purposes only and does not reflect the results of the Company. The Company acquired Rio Narcea Gold Mines, Ltd. (owner of the Aguablanca mine) on July 17, 2007.

Production

The lower ore mined results from efforts being directed towards overcoming the backlog of waste mining, announced on November 13, 2007, which has now been fully recovered. The copper grade dropped owing to the erratic nature of the ore body with its lateral and vertical grade variation which impact on nickel and copper grades.

Health, Safety & Environment

The operation registered a number of minor accidents in January which impacted significantly on its quarter LTFI results. The LTFI rose to 15.8 which was equivalent to an increase of 37%, quarter on quarter. Most of the accidents involved contractors and management is working closely with the contractors to reinforce their respective safety programs and reverse the negative trend of accident frequency.

Cash Costs

Unit cash costs of nickel fell owing to lower treatment charges and higher copper by-product credits. These positive effects on cash costs more than offset the impact of an increase in the stripping ratio from 6.9:1 in the first quarter of 2007 to 11.9:1 during this quarter. This ratio is not expected to continue as it reflects the planned “catch up” of waste removal.

Projects

A feasibility study is presently being undertaken on undertaking underground mining and this is expected to be completed later this year. If approved, a plant expansion project will be finalized to cater for the processing of underground ore.

Mine Geology & Resource Exploration

Results from the first deep step-out drill hole (AGU-120) to the south were encouraging; at a down-hole depth of 570 metres, sulphide mineralization was intersected over 21 metres grading 0.52% nickel, including 5.5 metres grading 1.27% nickel.

Galmoy Mine

	Three months ended March 31,
(100% OF PRODUCTION)	2008	2007	Change
Ore mined (tonnes)	128,410	92,770	38%
Ore milled (tonnes)	130,015	94,060	38%
Grades per tonne
Zinc (%)	12.9	12.8	0%
Lead (%)	4.1	3.5	18%
Recovery
Zinc (%)	82	83	-1%
Lead (%)	71	73	-4%
Concentrate grade
Zinc (%)	52.3	51.9	1%
Lead (%)	63.7	64.1	-1%
Production (metal contained)
Zinc (tonnes)	13,694	9,961	37%
Lead (tonnes)	3,795	2,404	58%
Silver (ounces)	59,106	19,022	211%
Sales ($000's)	$26,808	$17,752	51%
*Cash cost per pound	$0.69	$1.15	-40%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

During the first quarter of 2007 production was significantly affected by industrial action as well as collateral consequences surrounding a fatal accident. This quarter has, by and large, followed the 2008 plan although low capacity in the G zone has been compensated by a higher tonnage from the R and K zones. Grades and recoveries are entirely linked to the mining schedule of different ore bodies. During this quarter a high grade lead stope was mined in the R Zone, resulting in the 18% variance between quarters and the lead/zinc ratio and the copper content in the zinc ore have both been at high levels and thus detrimentally affected metal recoveries. During March of this year, an extended period of high lead grade in zinc ore also negatively impacted on recovery. Due to a lower selectivity in the process, lead concentrates have registered high copper and zinc values, which naturally affected the grade of the lead concentrates.

Health, Safety & Environment

The LTFI for this quarter was 7.5, which represents a 38% reduction in the lost time accident frequency rate of 2007. The 12-month rolling average LTFI shows a decreasing trend.

Cash Costs

The unit cash cost per pound dropped from $1.15 in the first quarter of 2007 to $0.71 this quarter. The main reasons for the fall in cash costs were higher sales volumes, improved terms for treatment charges, and an increase in by-product contributions from lead and silver sales.

Projects

Installation of the new Lamella water treatment plant commenced during this quarter after delays in the engineering phase of the project. The installation is expected to be commissioned by the third quarter of this year.

Mine Geology & Resource Exploration

Infill drilling carried out on the western fringe of the R zone has intersected low grade zinc-lead sulphide mineralization.

Aljustrel Mine Development Project

	Three months ended March 31,
(100% OF PRODUCTION)	2008	2007	Change
Ore mined (tonnes)	234,949	-
Ore milled (tonnes)	224,526	-
Grades per tonne
Zinc (%)	4.5	-
Recoveries
Zinc (%)	29	-
Concentrate grade
Zinc (%)	47.1	-
Production (metal contained)
Zinc (tonnes)	2,957	-

Production

The ore treatment plant has produced its first saleable zinc concentrate and the first shipment took place in March. Management are now focusing their efforts on improving the recovery of zinc metal to concentrate.

Since the plant started treatment on January 11, 2008, the throughput rose from 85 tonnes per hour to 140 tonnes per hour on February 28, and this level was maintained throughout March. With the full installation of the zinc line in April, recoveries are expected to improve and the throughput is planned to rise progressively to 226 tonnes per hour by year-end. Zinc recoveries have been slightly lower than planned; however, they reflect the interim start-up processing system which utilized the lead flotation circuit whilst awaiting the commissioning of the remaining zinc circuit.

Zinc metal production guidance given to the market at the beginning of this year has been adjusted down by 3% on the basis of this quarter’s results at the Aljustrel mine.

In the Moinho ore body, stope blasting commenced in January. During the quarter, the definition drilling program was completed and the block model for Moinho updated for copper and zinc reserves.

At the Feitais ore body, ramp development reached a depth of 230 meters. Management expects to bring forward by twelve months the production of zinc and lead concentrates stemming from the Feitais ore body, which was originally scheduled for the second half of 2009. Ore from the Feitais ore body is known for its higher content of recoverable lead and silver, which will provide by-product credits.

The majority of poly metallic base metal projects commissioned over the past 15 years have not achieved the design capacity within the first year of operation due to a variety of unforeseen issues. Nevertheless, commercial production is expected to begin in the third quarter of 2008 and the operation is still scheduled to reach full production during the first quarter of 2009 at a combined rate of 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver.

Health, Safety & Environment

The operation registered an LTFI of 2.7 for the quarter, which represents a 60% improvement on the first quarter results in 2007. Management continue to invest in focused training programs for Aljustrel employees and contractors have made a notable effort to enhance their safety performance.

Storliden Mine

	Three months ended March 31,
(100% OF PRODUCTION)	2008	2007	Change
Ore mined (tonnes)	72,550	76,818	-6%
Ore milled (tonnes)	81,039	64,547	26%
Grades per tonne
Copper (%)	0.9	2.0	-54%
Zinc (%)	3.2	7.6	-58%
Recovery
Copper (%)	91	92	-1%
Zinc (%)	90	93	-3%
Concentrate grade
Copper (%)	28.5	29.2	-3%
Zinc (%)	52.9	54.8	-3%
Production (metal contained)
Copper (tonnes)	680	1,198	-43%
Zinc (tonnes)	2,377	4,578	-48%
Sales ($000's)	$9,779	$15,544	-37%
*Cash cost per pound	$(0.11)	$0.09	-222%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

The copper and zinc ore grades were much lower reflecting management’s decision to take advantage of current metal prices and optimize metal recovery in areas not contemplated in this year’s mine plan. Ore grades are expected to rise in the second and last planned quarter of production at this mine.

Health, Safety & Environment

Since commissioning in 2002, the mine has registered only one accident with lost time. During the quarters being compared no lost time accidents were reported.

Cash Costs

The unit cash cost per pound of payable metal sold is significantly lower this quarter than during the same period in 2007 mainly due to higher contributions from the copper by-product credits.

Mine Geology & Resource Exploration

A limited number of infill holes are being drilled in an area close to the ramp system which could potentially provide additional ore for the stoping crews as they enter their final exit sequence from the mine.

Project Highlights

Ozernoe Project

Feasibility study work on the Ozernoe project in the Republic of Buryatia, Eastern Siberia, Russia progressed during the first quarter 2008. Priorities included mineral resource and ore reserve modeling, plant throughput optimization studies, process test work and plant flow sheet development, and investigations related to power and transport infrastructure needs. Mine and pre-stripping design progressed to support an application to Russian authorities for a test mining program. Environmental and social impact assessments also advanced during the quarter as did overall project execution planning.

A new Project Director was retained and commenced work in February to lead the project forward. There are a number of challenging issues being addressed on the project including renegotiation of certain milestones contained within the original mineral license. These milestones need to be extended and while there is no indication that such extensions will not be given, there is no guarantee that these extensions will be granted.

A new “strategic sector investment policy” affecting natural resource development in Russia has now passed through the 2nd reading of 3 stages. This new policy has potentially far reaching affects on mining project developments for deposits of the scale of Ozernoe. The Company is following this issue closely. Partner discussions are ongoing related to the needed license revisions, shareholders terms, project organization, study and project funding realities and other important project issues. The Company has initiated a review of whether evolving investment terms, license amendment progress, and local issues meet the Company’s criteria for ongoing involvement.

Tenke Fungurume Project

Under the direction of operating partner Freeport McMoRan Copper and Gold Inc., construction progress improved during the first quarter 2008 for the world class Tenke Fungurume copper-cobalt deposit in southern Katanga Province, Democratic Republic of Congo (“DRC”). The first phase of production facilities is designed to produce 115,000 tonnes per annum of copper cathode and a minimum 8,000 tonnes per annum of cobalt in hydroxide and cathode metal.

By the end of the quarter, critical site activities including certain civil works and concrete installation was being performed on a 24 hour basis. Progress was also made on camp expansions, villager relocation, permanent housing construction, shop building erection, process pipe rack installation, and process plant tank stainless steel tank erection. Owner’s site and the construction management teams were expanded significantly to manage increased levels of activity. Pre-stripping of the Kwatebala deposit and ore stockpiling advanced with excellent progress, and operator training of Congolese nationals at Freeport’s Arizona and South American operations was initiated. At the end of the quarter, approximately 80% of design engineering and 90% of equipment purchases were completed. Construction progress exceeded the 25% completion point, supported by a construction work force in excess of 2,000 workers. Site safety performance has been excellent to date, with in excess of 2.8 million manhours achieved without a lost time accident.

In parallel, a major power refurbishment project is in progress, advancing commitments by the Tenke project to rebuild all the generators at the Nseke Power Station, west of the Tenke Fungurume concessions towards Kolwezi. This investment, spanning a 5 year period will provide a dramatic improvement to the regional power infrastructure and provide power for significant expansions of production at Tenke Fungurume. During the quarter the project also invested in national highway upgrades between Tenke Fungurume and Likasi to maintain regional traffic during the rainy season. Related to social investment, more than 20 micro enterprise businesses are functioning aided by project funding to kick start local entrepreneurial developers in the area, and the Tenke Fungurume project is assisting, along with a consortium of other regional mine developers and the Lundin for Africa Foundation, in the refurbishment of the Mutoshi Vocational Training School in Kolwezi.

During the quarter, Freeport performed an overall review of project costs and in April, Freeport advised the Company that the expected capital costs of the project are now forecast to be materially above their previous forecasts which were estimated in October 2007 to be $900 million ($1 billion including advances to a third party for the refurbishment of provincial power facilities). Approximately $475 million in project costs have been incurred to date.

The recent capital cost review indicates estimated capital costs of approximately $1.75 billion, (approximately $1.9 billion including loans to a third party for power development). These estimates include substantial amounts for infrastructure to support a larger scale operation than the initial phase of the project. This includes the provision of expanded power generating capacity. This regional power infrastructure investment is now estimated to be in the range of US$175 million, the majority of which is expected to be funded through a loan to the DRC State power authority.

The latest capital cost estimates include: provision for expanded housing and support facilities for the project work force; enhancements to national roads and bridges; extended social and training initiatives. The latest estimates also reflect substantial industry-wide escalation in construction costs and the incremental costs to develop the project in Central Africa, where infrastructure and logistics are challenging in developing a green field project.

Freeport is responsible for funding 70 percent of the project development costs and is also responsible for financing Lundin Mining’s share of certain project cost overruns. Hence, the funding of the majority of this increase is covered by overrun protection from Freeport and the Company does not expect this to have a material impact on our cash flow through to start-up.

The Company has previously indicated that it expected its contribution to the Tenke Project to be in the range of $150 million to $180 million in 2008. This is now expected to be in the range of $180 million to $210 million.

Freeport is currently reviewing the latest cost estimates with its partners and will strive to enhance the economic returns of the project while progressing its plans for developing infrastructure in the area that will enable rapid expansion of this high potential resource.

First copper production is expected in the second half of 2009. Estimated cost of the project continues to be tracked closely by Freeport to mitigate risks of further increase; however, these can not be ruled out.

On February 19, 2008, the Company received a letter from the Ministry of Mines, Government of the Democratic Republic of Congo pertaining to the review of mining contracts in the country. The letter was addressed to Tenke Fungurume Mining S.A.R.L. (“TFM”) the entity which is developing the mine and in which the Company has an equity investment of 24.75%. Management believes that its agreements with the government of DRC are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code. Meetings have been held with DRC Government officials and TFM are cooperating fully with requisite authorities respecting the need for transparency and constructive dialogue to aid in the completion of the contract review process in a successful, timely manner.

Neves-Corvo – Lombador Zinc Project

During the first quarter 2008, drilling continued to assist in new shaft studies, and for infill and mineral resource assessments. Metallurgical test work also advanced, and requests for proposals were issued to international consultants for shaft and winder studies, and for the overall Lombador feasibility study. Comparison of various development options to pre-feasibility study level are planned for the second quarter, and depending on results, the intent is to have a full feasibility study advanced immediately upon confirming the preferred development scenario. Subject to successful study results and future Board decisions, the objective is to start mining Lombador in late 2011 or early 2012.

Zinkgruvan Copper Project

Incline ramp development progresses at Zinkgruvan to facilitate development of a copper deposit lying adjacent to one of Zinkgruvan’s zinc deposits in Sweden. In addition to facilitating copper production, this expansion is intended to improve zinc mining flexibility through both a second underground crusher and ramp access down through the Cecilia west deposits. Ramp construction and underground drifting is progressing on schedule. During the quarter a process plant package was negotiated and long delivery equipment is on order. The objective for first copper production from the Zinkgruvan copper deposit is 2010.

Exploration Highlights

Portugal

Neves-Corvo Mine Exploration (Copper, Zinc)

A total of 12,159 metres of surface drilling was completed at Neves-Corvo in first quarter 2008 which included:

  Step-out exploration drilling from the thick, high-grade copper-zinc massive sulphides intersected last year at Lombador in deep drillhole NF34; Drillhole NE28A-2 intersected 3.5 metres* grading 2.0% copper from 1026.0m, 30.0 metres* grading 8.0% zinc from 1031.0m and 4.2 metres* grading 2.1% copper from 1077.4m; Drillhole ND32A intersected 51.4 metres* grading 5.4% zinc, 1.8% lead and 0.5% copper from 1048.6m including higher grade zones of 6.1 metres* grading 8.5% zinc, 3.5% lead and 13.7 metres* grading 8.0% zinc, 2.2% lead; additional drill results are pending.

  Resource definition drilling at the Lombador South Zinc Zone; Drillhole NG26-2 intersected 55.0 metres* grading 6.0% zinc and 1.3% lead including a higher grade zone of 13.0 metres* grading 10.0% zinc and 3.1% lead.

  Step-out exploration drilling to expand the current copper-zinc resources at the Neves and Zambujal deposits; drill results are pending

  Step-out exploration drilling to extend the “Copper Corridor” between the Corvo and Graça deposits; drill results are pending

  Shaft condemnation drilling for the Lombador Zinc Project.

* estimated true width

Aljustrel Mine Exploration (Copper, Zinc)

Exploration drilling at Aljustrel resumed in March with a total of 941m drilled during the reporting period. The initial focus of this program is to expand and upgrade the present inferred copper resource at the Feitais deposit to the indicated resource category. During the quarter, final assay results from the 2007 drill program were received. Significant intersections from the 2007 program include:

  Drillhole FS07086: 34.8 metres* grading 2.7% copper including a high grade zone of 8 metres* grading 6.3% copper, plus an additional zone of 6.0 metres* grading 3.8% copper

  Drillhole FS07087: 24.9 metres* grading 3.2% copper including 12 metres* grading 4.7% copper and 22.8 metres* grading 6.6% zinc, 2.4% lead, 80 gpt silver

  Drillhole FS07088: 29.0 metres* grading 2.0% copper

  Drillhole FS07091: 12.5m grading 8.7% zinc, 3.9% lead and 101 gpt silver

  Drillhole FS07092: 13.6 metres* grading 3.8% copper

  Drillhole FS07093: 26 metres* grading 4.0% copper, including a high-grade zone of 12 metres* grading 6.4% copper Drillhole FS07094-1: 12m grading 2.4% copper

  Drillhole FS07096: 36m grading 2.5% copper

* estimated true width

Iberian Pyrite Belt, southern Portugal (Copper, Zinc)

A total of 778 metres of greenfields exploration drilling was carried out in first quarter 2008 in the historic Montinho mine area located 13 km southwest of Aljustrel and tested two transient electromagnetic (“TEM”) geophysical anomalies, the most interesting of which is located down-dip of known massive sulphide mineralization. No significant mineralization was encountered; the cause of the TEM anomalies has been interpreted to be conductive graphitic sedimentary rocks that were intersected.

TEM surveying was also conducted in first quarter 2008 on several regional targets comprised of coincident gravimetric geophysical anomalies and favourable geology, focusing on areas within the Castro Verde exploration permit and the Neves Corvo mine lease.

Spain

Aguablanca Mine Exploration (Nickel, Copper)

Drilling completed during first quarter 2008 at Aguablanca totaled 2,209 metres including 973 metres of in-fill resource definition drilling and 1,236 metres of step-out exploration drilling. An additional drill rig was mobilized in March to speed up progress and to execute a series of deep step-outs to the south of the known deposit. A total of four drill rigs are now fully operating on the mine site.

The exploration campaign in first quarter 2008 was focused on:

  Step-out drilling of Target Areas 108 and 117 located at depth to the northwest of the deposit;

  Completion of in-fill resource definition drilling of the Deep Body that has now been outlined over a strike length of 225 metres and remains open;

  Step-out drilling along strike to the east of the Deep Body; and

  Deep step-out drilling to the south and down-plunge of the known deposit.

Step-out exploration drilling is testing for a southern extension of the orebody that is bounded to the south by a thick, faulted, unmineralized intrusion. Results from the first deep step-out drill hole (AGU 120) to the south of this intrusive were encouraging; at a down-hole depth of 570 metres, strong sulphide mineralization was intersected over 21 metres grading 0.52% nickel including 5.5 metres grading 1.27% nickel. This significant drill intersection is located approximately 200 metres horizontally from the nearest previously known resource mineralization. Step-out drilling will continue in the second quarter.

Ossa Morena Regional Exploration, southern Spain (Nickel, Copper, PGM)

A total of 327 metres in two drill holes was completed at the Cortegana nickel-copper target area. Broad zones of low-grade, disseminated sulphide mineralization (46.35m grading 0.14% nickel) were encountered that could represent the outer halo of a higher grade Aguablanca-type breccia zone. Reconnaissance drilling was also initiated at the Pequeño Buda nickel-copper prospect. This target area has not previously been drilled; it is characterized by a strong copper/nickel-in-soil geochemical anomaly coincident with a series of mafic/ultramafic bodies intruding into lower Paleozoic metasediments.

Regional targeting efforts continued in first quarter 2008 with assessment of the results of the airborne Geotech VTEM survey completed in fourth quarter 2007 in addition to prospecting and mapping of the most prospective target areas.

Toral Project, northwest Spain (Zinc, Lead, Silver)

Planned drilling at the Toral property was completed in first quarter 2008. The final hole, targeting the deep, down-dip extension of the historic resource, was stopped at the final depth of 1287.2m. Unfortunately the hole failed to intersect the target zone because of a wide fault zone that was encountered towards the bottom of the hole. No additional drilling is planned for second quarter 2008.

Ireland

Galmoy Mine Exploration (Zinc, Lead)

Exploration drilling was significantly reduced at the end of first quarter 2008. During the quarter the lateral extent of the M-Zone was further defined and significant yet narrow intersections of zinc mineralization were encountered at the western fringe of the R Orebody.

Longford Block - Keel (Zinc, Lead)

The Keel property is located in Longford County, Ireland. Drilling is focused on locating satellite deposits in the vicinity of the Keel zinc-lead deposit. No significant mineralization was intersected within the five holes drilled in the first quarter. Additional target generation work is planned for second quarter 2008.

West Limerick (Zinc, Lead)

The license is located approximately 80 km west of the Galmoy Mine. The drill program was finished with three holes completed and no significant mineralization detected. Additional target generation work is planned for second quarter 2008.

Sweden

Zinkgruvan Mine Exploration (Zinc, Lead, Silver)

The objectives for the quarter were to better drill-define the mineralized zones previously encountered within the deep Dalby target area and to confirm the extension of the Zinkgruvan mine stratigraphy into the Finnafalet target area. Both areas are located northwest of the mine. The drilling at Dalby has shown that the high-grade Dalby mineralized horizon extends to the north but is more structurally complex than previously thought. Within the Finnafallet area, drilling has shown that the mine horizon extends to the north of the mine although no significant mineralization has been encountered to date. Exploration drilling will continue next quarter. Underground exploration drifting continued as planned.

Bergslagen Regional Exploration, southern Sweden (Zinc, Lead, Silver)

Systematic testing of regional targets continued in the first quarter with the objective of finding new zinc-lead-silver deposits that can represent additional feed for the Zinkgruvan mill. Geophysical surveys and then drilling were completed at the Tvistbo, Högfors, Lindbastmora, Stora Krigstjärn and Viker target areas. Additional resource-grade sulphide mineralization was intersected at Tvistbo. More regional drilling is planned for the second quarter.

Skellefte Regional Exploration, northern Sweden (Copper, Zinc)

Exploration in this area was curtailed in the final quarter of last year. Offers from interested parties are being considered with the objective of finalizing an agreement by mid-year. A purchase-sale agreement for the Norrliden Project is planned for completion early in the second quarter.

Metal prices, LME inventories and smelter treatment and refining charges

During the first quarter 2008, the average prices for zinc, lead and nickel decreased by 8%, 11% and 2%, respectively, compared to the fourth quarter 2007. During the same period, the copper price increased by 7%. The inventory levels of zinc, lead and nickel on the London Metal Exchange (“LME”) all increased during the first quarter 2008 compared to the fourth quarter 2007. At the end of the first quarter 2008, the LME stocks of zinc were 124,375 tonnes (Q4: 89,150 tonnes), lead 49,050 tonnes (Q4: 45,475 tonnes) and nickel 49,866 tonnes (Q4: 47,946 tonnes). The LME inventory for copper, on the other hand, decreased substantially during the first quarter 2008 and ended the quarter at 112,500 tonnes (Q4: 197,450 tonnes).

		Three months ended March 31,
(Average LME Prices)		2008	2007	Change
Zinc	US$/pound	1.10	1.57	-30%
	US$/tonne	2,426	3,460	-30%

Lead	US$/pound	1.31	0.81	62%
	US$/tonne	2,891	1,787	62%

Copper	US$/pound	3.52	2.69	31%
	US$/tonne	7,763	5,941	31%

Nickel	US$/pound	13.09	18.80	-30%
	US$/tonne	28,863	41,448	-30%

During the quarter there has been very little spot activity in the zinc concentrates market outside China. The negotiations of the treatment charge for the annual contracts between miners and smelters are ongoing but so far there has been no major settlements. However, the general view is that the terms will improve in favor of the zinc smelters.

The spot treatment charge for copper concentrates dropped during the first quarter 2008 to $9 per dry metric tonne (“dmt”) of concentrates at the end of the quarter with a refining charge of $0.009 per payable pound of copper contained. This should be compared with the spot treatment and refining charges at the end of 2007 of $46 per dmt and $0.046 per payable pound copper contained respectively. The annual negotiations of copper concentrates terms between miners and smelters for 2008 settled at a treatment charge of $45 per dmt of concentrates and an refining charge of $0.045 per payable pound of copper contained, an improvement in favor of the miners compared to 2007. Furthermore, the annual settlement did not include any price participation, a mechanism of price sharing whereby the refining charge increases in favor of the smelter as the copper price increases.

In the lead concentrates market there has been very little spot activity outside China. Most of the annual contracts for 2008 have been settled but there is no clear benchmark and the level of the treatment charge varies with the complexity of the qualities of lead concentrates. The level of terms in Europe for 2008 is in the range of $310-$350 per dmt of concentrates based on a lead price of $2,500 per metric tonne and with an upward escalation of $0.10 per dmt of concentrates for each $1 per metric tonne increase in the lead price above $2,500. The downward escalator is $0.05 per dmt for each $1 per metric tonne decrease in the lead price below $2,500. This is an improvement in favor of the smelters compared to the terms for 2007.

The Company’s nickel concentrates are sold under multi-year contracts and will not be affected by this increase.

Currencies

	Three months ended March 31,
(Average Exchange Rates)	2008	2007	Change
SEK/US$	6.27	7.01	11%
SEK/Cdn$	6.25	5.98	-5%
Cdn$/US$	1.00	1.17	15%
US$/Euro	1.50	1.31	-15%

Liquidity and Capital Resources

Cash Resources

The Company has cash and cash equivalents of $92.6 million as at March 31, 2008 compared with $133.2 million as at December 31, 2007, a decrease of $40.6 million for the quarter. The decrease was due primarily to funding $42 million for the Tenke project, payments of $18 million for treasury shares purchased in the open market, $65.9 million of current taxes paid, and $79.3 million of capital expenditures and capitalized pre-operating costs. These uses of cash were offset by a $95.9 million drawdown on the credit facility and $139.9 million net cash generated from operating activities before working capital changes and reclamation payments. The Company expects that cash flow from operating activities will increase significantly during the second quarter 2008 compared with the first quarter 2008.

During the first quarter of 2008 the Company drew a further $95.9 million on the $575 million revolving credit facility, increasing the total outstanding on the facility to $135.2 million as at March 31, 2008.

Equity Capital Resources

Shareholders’ equity at March 31, 2008 was $3,750.0 million, an increase of $310.0 million for the first quarter. This increase was due primarily to $139.2 million increase in other comprehensive income, driven by increase of $167.6 million in cumulative translation adjustments from a strong Euro and Swedish Krona where the company’s operating assets are held. As part of the normal course issuer bid, the Company made purchases of $14.7 million during the first quarter at an average price of CAD $8.59 per shares.

Hedging

The Company enters into derivative contracts for the purpose of managing risks and not for trading purposes. As at March 31, 2008, the liability on marking-to-market the outstanding derivative contracts was $9.8 million. The Company has not entered into any metal or foreign exchange hedges during the first quarter.

Critical Accounting Estimates

The Company’s accounting policies are described in Note 3 of the annual consolidated financial statements for the year ended December 31, 2007. For a complete discussion of those policies deemed most critical by the Company, refer to the Company’s 2007 annual MD&A, available on the SEDAR website, www.sedar.com.

Changes in Accounting Policies

Effective for the first quarter beginning on January 1, 2008, the Company has adopted Sections 1535, 3031 and 3862 of the CICA Handbook, “Capital Disclosures”, “Inventories” and “Financial Instruments – Disclosures”.

Section 1535, Capital Disclosures establishes standards for disclosing quantitative and qualitative information about the Company’s capital and how it is managed, thereby enabling users to evaluate the Company’s objectives, policies and processes for managing capital.

Section 3031, Inventories prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

Section 3862, Financial Instruments – Disclosures requires additional disclosure of the significance of financial instruments to the Company’s financial position and performance as well as quantitative and qualitative information that enable users to evaluate the nature and extent of risks arising from those financial instruments.

The adoption of these new handbook sections did not result in any changes to the Company’s current period earnings nor did they require any adjustment to the opening balances; rather, they provided additional disclosure in the notes to the financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

Risks and Uncertainties

The operations of Lundin Mining involve certain significant risks, including but not limited to credit risk, foreign exchange risk, and derivative risk. For a complete discussion of the aforementioned risks, refer to the Company’s 2007 Annual Information Form, available on the SEDAR website, www.sedar.com and specific qualifications, if any, included in the management discussions regarding each mine and project in this document. Additionally, refer to Notes 12 and 13 in the interim consolidated financial statements for the quarter ended March 31, 2008 for an expanded discussion of these risks.

Reclamation Fund

As at March 31, 2008, the Company had $64.6 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company’s various mine sites. The Company will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

Outstanding share data

As at May 14, 2008, the Company had 390,413,431 common shares issued and outstanding and 6,988,868 stock options and 306,720 stock appreciation rights outstanding under its stock-based incentive plans.

Non-GAAP Performance Measures

Zinc, copper and nickel cash production cost (US$-pound) are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles (“GAAP”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Reconciliation of unit cash costs of payable copper, zinc and nickel metal sold to the consolidated statements of operations

(Unaudited, in thousands of US dollars, except zinc, copper and nickel cash production cost per pound)

	Zinkgruvan		Storliden		Galmoy
	Three months ended March 31,
Zinc	2008	2007	2008	2007	2008	2007
Operating expenses, excluding depreciation	$15,315	$13,377	$6,101	$7,688	$16,743	$12,750
Treatment charges	10,924	13,755	1,405	3,764	8,805	9,092
By-product credits	(19,711)	(19,969)	(6,247)	(6,813)	(7,746)	(2,180)
Other items affecting cash production costs	-	-	(1,746)	(3,850)	(495)	-
Total	$6,528	$7,163	$(487)	$789	$17,307	$19,662

Zinc metal payable (tonnes)	16,832	13,870	2,020	3,892	11,411	7,744
Zinc metal payable (000's pounds)	37,098	30,569	4,452	8,578	25,150	17,068
Zinc cash production cost per
pound payable metal sold	$0.18	$0.23	$(0.11)	$0.09	$0.69	$1.15

Neves-Corvo
	Three months ended
	March 31,
Copper	2008	2007
Operating expenses, excluding depreciation	$44,116	$33,813
Treatment charges	8,643	11,539
By-product credits	(8,369)	(12,177)
Other items affecting cash production costs	(4,981)	(5,979)
Total	$39,409	$27,196

Copper metal payable (tonnes)	17,506	18,899
Copper metal payable (000's pounds)	38,583	41,653
Copper cash production cost per
pound payable metal sold	$1.02	$0.65

Aguablanca
	Three months ended
	March 31,
Nickel	2008	2007*
Operating expenses, excluding depreciation	$22,714	$11,758
Treatment charges	19,216	26,680
By-product credits	(15,326)	(10,000)
Other items affecting cash production costs	-	952
Total	$26,604	$29,390

Nickel metal payable (tonnes)	1,603	1,460
Nickel metal payable (000's pounds)	3,533	3,218
Nickel cash production cost per
pound payable metal sold	$7.53	$9.13

* Includes pre-acquisition statistics.

Reconciliation of realized prices

	Three months ended March 31, 2008
($ millions)	Copper	Zinc	Nickel	Lead
Invoiced sales	$151.8	$83.5	$46.0	$28.9
Pricing adjustments	36.7	-	9.2	2.0
Sales before TC/RC	$188.5	$83.5	$55.2	$30.9

Payable Metal (tonnes)	19,431	34,268	1,603	9,643

Realized prices, $ per pound	4.40	1.11	15.62	1.45
Realized prices, $ per tonne	9,701	2,437	34,435	3,204

Outstanding receivables (provisionally valued) as of March 31, 2008

	Tonnes payable	Valued at
	metal	price per tonne
Copper	9,755	$8,431
Zinc	26,060	$2,342
Nickel	1,902	$29,983
Lead	4,435	$2,793

Management’s Report on Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures. Other than the hiring of Phil Wright as the Company President and CEO in January 2008, there have been no changes in the Company’s disclosure controls and procedures during the three months ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect the Company’s disclosures.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Other than the hiring of Phil Wright as the Company President and CEO in January 2008, there have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead, nickel, cobalt and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment in the countries where the Company has its mining operations and projects in will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Other Information

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.